Exhibit (h)(5)

AMENDMENT TO SUB-ADMINISTRATION AGREEMENT

This AMENDMENT TO SUB-ADMINISTRATION AGREEMENT, is effective as of January 1, 2006, by and among BARCLAYS GLOBAL INVESTORS, N.A. (“BGI”), and INVESTORS BANK & TRUST COMPANY (the “Bank”).

WHEREAS, BGI and Bank (together, the “Parties”) entered into a Sub-Administration Agreement dated October 21, 1996, as amended from time to time (the “Agreement”); and

WHEREAS, the Parties desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the premises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Amendments.

(a) The following new Section 1A shall be added to the Agreement following Section 1 thereof:

“1A. Definitions

“Key Performance Indicators” or “KPIs” mean the targets for specific key Service Levels specified in Appendix D hereto;

“Service Levels” means the service levels set out in the Service Level Agreement between BGI and the Bank.”

(b) Section 6 of the Agreement is hereby deleted in its entirety and replaced with the following:

“6. Term, Termination and Transition Assistance.

6.1 Term and Termination.

(a) Term. The initial term of this Agreement shall be May 21, 2002 through December 31, 2005 (the “Initial Term”). The first renewal term of this Agreement shall be January 1, 2006 through April 30, 2007 (the “First Renewal Term”). After the expiration of the First Renewal Term, the term of this Agreement shall automatically renew for a second renewal term which shall be May 1, 2007 through April 30, 2013 (the “Second Renewal Term”), unless written notice of non-renewal is delivered by the Fund to the Bank no later than ninety (90) days prior to the expiration of the First Renewal Term. Upon expiration of the Second Renewal Term or any succeeding Renewal Term (as defined below), the Parties, upon mutual agreement no later than one hundred eighty (180) days prior to the expiration of the Second Renewal Term or of any Renewal Term, as the case may be, may renew this Agreement for successive terms (each, including the First Renewal Term, a “Renewal Term”).

(b) Termination. BGI may terminate this Agreement in whole or in part (for example, as to any Index Series) prior to the expiration of any Renewal Term upon sixty (60) days’ prior written notice in the form of Proper Instructions specifying the date upon which termination is to occur (“Termination Notice”) in the event that a conservator or receiver is appointed for the Bank in accordance with 12 USC §1821(c) or similar and successor provisions.

(c) Further Termination. BGI may terminate this Agreement in whole or in part (for example, as to any Portfolio) prior to the expiration of any Renewal Term in the event:

(i) that Bank fails to meet the criteria defined in each of six (6) separate Key Performance Indicators, each for four consecutive months, in any rolling twelve month period. For avoidance of doubt, this right shall only apply if the failure by the Bank to meet the Service Level as defined in the relevant KPI is not (a) the result of force majeure, (b) caused by BGI or a direct result of a specific request by BGI, (c) a direct result of a specific request by a duly authorized agent of BGI, (d) caused by a third party other than an agent of Bank or (e) the result of an agreement by the Parties;

(ii) of a material breach of a material provision of the Agreement;

(iii) the Boards of the Portfolios vote to liquidate the Portfolios and terminate the Portfolios’ respective registration statements with the Securities and Exchange Commission other than in connection with a merger or acquisition of a Portfolio or the Portfolios’ investment adviser;

(iv) BGI terminates its Custodial, Fund Accounting and Services Agreement (as amended) with the Bank pursuant to the fiduciary capacity provision in Section 13.1(b)(ii) of such agreement; or

(v) BGI may terminate this Agreement if the Administration Agreement between BGI and MIP, and the Administration Agreement between BGI and BGIF are terminated and no successor agreements between BGI and MIP and/or BGIF for the provision of administrative services are subsequently executed within 90 days after the termination of the Administration Agreement between BGI and MIP, and the Administration Agreement between BGI and BGIF;

provided that BGI shall not exercise its rights under subsections (c)(i) or (ii) above unless BGI has first provided written notice to Bank of its intent to terminate under such subsection, and Bank: (x) does not present a plan to remedy or cure the KPI or breach that is reasonably acceptable to BGI, which plan will be provided as soon as practicable, and in any event not later than ten (10) days after such notice, and (y) has not made substantial progress toward curing or remedying that KPI or breach in material respects to the reasonable satisfaction of BGI, within thirty (30) days of presenting such plan to BGI.

(d) Assessment of Fee Schedule. Ninety (90) days prior to November 1, 2009, the parties shall assess the Fee Schedule relating hereto, the current state, and future strategic direction of, BGI, the Bank and their respective industries. The parties will negotiate in good faith on amendments to the Fee Schedule arising from such assessment, and if the parties are unable to agree by November 1, 2009, BGI may in its sole discretion terminate the Agreement.

(e) BGI shall advise the Bank of any service level, practice, policy, circumstance or any breach by the Bank of which it becomes aware from time to time that, if unaddressed, would permit the termination of the Agreement under any of the bases set forth in this Section 6.1.

(f) At any time after the termination of this Agreement, BGI may, upon written request, have reasonable access to the records of Sub-Administrator relating to its performance of its duties as Sub-Administrator.

6.2 Transition Assistance.

(a) In the event BGI terminates the Agreement or any Portfolio in accordance with Section 6.1(b), 6.1(c)(i)-(iv) or 6.1(d), or upon the expiration and non-renewal of the Agreement:

(i) the Bank will immediately upon receipt of notice of termination or non-renewal, commence and prosecute diligently to completion the transfer of all property and the delivery of all assets of BGI and the Portfolios as to which the Agreement is terminated, duly endorsed, and all records maintained under the terms hereof and of the Service Level Agreements directly to the successor administrator selected by BGI or the Portfolios, as applicable (“Transfer”);

(ii) the Bank will provide such reasonably necessary transition assistance (the “Transition Assistance”). The Bank will fully cooperate with BGI and will provide such reasonable assistance as directed by BGI to effectively transition the services provided by the Bank to BGI under this Agreement to a successor entity (or entities) as designated by BGI in its sole discretion, including but not limited to using its commercially reasonable efforts to provide for an orderly transition of funds from Bank’s custody to the successor’s custody. During such transition period, BGI will continue to pay the Bank the fees applicable to such services set forth in the then-current Fee Schedule, plus an amount calculated based on additional time and materials outside the usual services provided under this Agreement and required to effect the conversion of the services to a successor service provider. The Bank shall provide Transition Services for a period of up to twenty-four (24) months as requested by BGI;

(iii) Bank and BGI shall negotiate in good faith to agree on a plan for the orderly transition of BGI to a successor service provider by no later than sixty (60) days after the date of termination or non-renewal;

(iv) BGI shall, in the event Transition Assistance is required for more than twenty-four (24) months from the date of termination, pay the Bank an annual bonus on a monthly basis in an amount equal to 5% of the aggregate fees being charged as of the date of termination; and

(v) BGI and Bank will take all reasonably necessary steps as mutually agreed by the Parties, to assure the retention of key employees of Bank involved in the provision of Transition Services.

6.3 Release.

Upon Transfer of an Index Series or completion of the Transition Assistance, as the case may be, the Bank shall be released from any and all further obligations under this Agreement with respect to the Index Series as to which this Agreement is terminated; provided that Bank shall continue to be responsible for services normally provided by administrators post-conversion in the normal course of business at the Bank’s then current rates.

6.4 Survival

Notwithstanding anything to the contrary in this Agreement, each Party’s obligations under Sections 5, 9 and 13 hereof shall continue and remain in full force and effect after the termination of this Agreement.

(c) Service Credits; Technology; Service Enhancements. The following new Sections 13, 14 and 15 shall be inserted at the end of the Agreement:

“13. Service Levels

(a) Service Credits. Only during the period in which the Bank is providing Transition Assistance:

(i) In the event Bank fails to meet the criteria defined in the relevant Key Performance Indicator for two consecutive months, BGI shall receive a “Service Credit”. “Service Credit” shall mean: a five percent (5%) reduction of fees, only for the service to which the uncured KPI relates, for the month in which the uncured KPI failures occurred, and only for the Index Series affected by the uncured KPI failures. For avoidance of doubt, this right shall only apply if the failure by the Bank to meet the Service Level as defined in the relevant KPI is not (a) the result of force majeure, (b) caused by BGI or a direct result of a specific request by BGI, (c) a direct result of a specific request by an agent of BGI, (d) caused by a third party other than an agent of Bank or (e) the result of agreement by the Parties.

(ii) Service Credits shall be calculated on a monthly basis, and the Service Credits shall be payable as an offset against current or future fees owed by BGI, and upon termination, expiration or non-renewal of the Agreement, all unused Service Credits shall be paid in cash to BGI.

(iii) The Bank shall not be deemed to have failed to meet a monthly KPI where such failure arises from a single underlying cause that is promptly remedied by the Bank, without the occurrence of which, the Bank would not have failed to meet that KPI in that month.

(iv) Time periods referenced in this section 13 shall begin to run as of the date Bank knows, reasonably should have known, or is notified of the relevant failure.

(v) The Bank shall earn back 100% of any Service Credit, provided that the Bank achieves the applicable KPI requirement the failure of which led to the Service Credit for two consecutive months beginning in the month following the month in which the Service Credit is earned. For example, if the Bank fails to meet a particular KPI for January and February of a year, the Bank shall earn back 100% of the associated Service Credit if the Bank meets that KPI in the months of March and April.

(vi) Bank acknowledges that its failure to meet the minimum levels set forth in the Key Performance Indicators would have a material adverse effect on BGI’s business. Bank further acknowledges that the Service Credits represent a reduction in the fees payable by BGI hereunder which, in turn, reflects Bank’s provision of a lower level of services than that required by BGI. Bank further acknowledges that the Service Credits are reasonably proportionate to the loss likely to be suffered by BGI as a result of the failure by Bank to meet the applicable KPIs.

(vii) The level of Service Credits payable in any calendar year will not exceed in aggregate 5% of the aggregate fees payable under the Agreement for that year.

(viii) BGI shall not be entitled to recover as part of any damages claim any sums credited or paid as Service Credits if the damages claim arose from a KPI failure, provided the damages to which BGI is otherwise entitled arose from the same services to which the KPI failure relates, for the same Index Series, and for the same underlying event.

(b) Customized Technology Deliverables. Bank will deliver into escrow for the benefit of BGI copies of all final requirements documentation related to any builds, features or functionality customized for BGI, that are incorporated into or used in connection with the provision of services under this Agreement (the “Requirements Documentation”), within thirty (30) days after such builds, features or functionality have been incorporated into or used in connection with the provision of services. Such Requirements Documentation shall be in the form customarily produced by the Bank in connection with such projects generally. BGI shall have access to such Requirements Documentation only in the event of the termination of this Agreement other than by reason of breach by BGI. Bank hereby grants to BGI a worldwide, irrevocable, royalty-free, fully paid-up, non-transferable and non-exclusive license, solely for the purpose of BGI’s or BGI’s third party supplier assuming performance obligations for the Services previously performed by Bank hereunder.

14. Service Enhancements.

Market Leader: Bank hereby commits that it will use commercially reasonable efforts to: (i) continue to develop and provide to BGI service enhancements that will enable BGI to maintain BGI’s market leader position in product innovation, information technology, service delivery and securities lending (collectively, “Market Efforts”). BGI acknowledges that Bank has been successful in providing Market Efforts during the Initial Term. Bank agrees that its Market Efforts will be and will continue to be during the Renewal Term no less favorable than those being offered at that time by Bank to any other customer purchasing services of a type substantially similar to the services provided hereunder relating to BGIs in aggregate substantially similar in scope (even if smaller in asset size) to the Portfolios serviced under this Agreement. Bank shall, upon written request, review and have an officer of its company certify its compliance with this section to BGI. If Bank at any time offers other customers or brokers processes, discounts and/or other cost reduction methods or improved services more favorable than those provided to the Bank pursuant to this Agreement such that the foregoing terms of this subsection become untrue, Bank shall promptly offer these to BGI prospectively from the date such more favorable terms were offered to other customers or brokers, unless Bank is prevented from doing so in a reasonable manner due to third party patent related restrictions. Bank acknowledges that the requirements of this paragraph 14 are a material provision of this Agreement.

15. Dispute Resolution.

(a) In the event of any dispute under the Agreement, each Party will appoint a designated representative whose task will be to resolve the dispute (the “Representatives”). The Representatives will have five (5) business days to meet and discuss in good faith a resolution to the dispute. During the course of such discussions, each Party will honor the other Party’s reasonable requests for relevant information, including but not limited to providing copies of relevant documents. The specified format for such discussions will be left to the discretion of the Representatives, but may include the preparation and delivery of statements of facts or written statements of positions.

(b) If the Representatives are unable to resolve the dispute within such five (5) day period, the Representatives will refer the dispute to their respective CEO, President or COO (the “Managers”). Such Managers will have ten (10) business days to meet and discuss in good faith a resolution of the dispute. If the Managers are unable to resolve the dispute within such ten (10) day period, the Parties may elect to extend the time for such dispute resolution, or proceed in accordance with their respective rights under this Agreement or otherwise.

(c) If the Parties are unable to resolve the dispute as set forth herein, the Parties may, upon mutual agreement, seek to resolve the dispute through mediation.”

*  *  *

(d) Appendix B to the Agreement is hereby deleted in its entirety and replaced with Appendix B as attached hereto.

2. Miscellaneous.

a) Except as amended hereby, the Sub-Administration Agreement shall remain in full force and effect.

b) This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the day and year first written above.

BARCLAYS GLOBAL INVESTORS, N.A.		INVESTORS BANK & TRUST COMPANY

By:	/s/ Michael Latham	By:	/s/ Michael F. Rogers
Name:	Michael Latham	Name:	Michael F. Rogers
Title:	Managing Director	Title:	President

By:	/s/ Raman Suri
Name:	Raman Suri
Title:	Chief Administrative Officer

Appendix B - Administrative Services to be Provided by Investors Bank & Trust Company (“IBT”)

Function	Master	Feeder	Administrative Services to be provided by IBT	Barclays Global Investors	Administrative Services not to be provided by IBT
MANAGEMENT REPORTING & TREASURY ADMINISTRATION

Monitor portfolio compliance in accordance with the current Registration Statement. Frequency: Daily	X		Perform tests of certain specific portfolio activities against compliance checklists designed from provisions of the Fund’s Registration Statement. Follow-up on potential violations.	Continuously monitor portfolio activity and Fund operations in conjunction with 1940 Act, Registration Statement and any other applicable laws and regulations. Monitor testing results and approve resolution of compliance issues.	A/C* - Provide consultation as needed on compliance issues.

Provide compliance summary package. Frequency: Bi-Monthly	X		Provide a report of compliance testing results.	Review report.	A/C - Provide consultation as needed.

Perform asset diversification testing to establish qualification as a RIC. Frequency: Quarterly	X		Perform asset diversification tests at each tax quarter end. Follow-up on issues.	Continuously monitor portfolio activity in conjunction with IRS requirements. Review test results and take any necessary action. Approve tax positions taken.	A - Provide consultation as needed in establishing positions to be taken in tax treatment of particular issues. Review quarter end tests on a current basis

Perform qualifying income testing to establish qualification as a RIC. Frequency: Quarterly		X	Perform qualifying income testing (on book basis income, unless material differences are anticipated) on quarterly basis and as may otherwise be necessary. Follow-up on issues.	Continuously monitor portfolio activity in conjunction with IRS requirements. Review test results and take any necessary action. Approve tax positions taken.	A- Consult as needed on tax accounting positions to be taken. Review in conjunction with year-end audit.

*	Barclays Global Investors may request that services with the notation "A" be provided by Master Portfolio or Feeder auditors and that those with the notation "C" be provided by Master Portfolio or Feeder legal counsel.

Function	Master	Feeder	Administrative Services to be provided by IBT	Barclays Global Investors	Administrative Services not to be provided by IBT
Monitor the Funds’ expense budget. Frequency: Quarterly	X	X	Monitor actual expenses updating budgets/ expense accruals.	Provide asset level projections quarterly. Provide vendor information as necessary. Review expense analysis and approve budget revisions.	C/A - Provide consultation as requested.

Prepare the Funds’ annual expense budget. Establish daily accruals. Frequency: Annually	X	X	Prepare expense budget. Notify fund accounting of new accrual rates.	Provide asset level projections and vendor fee information. Approve expense budget.

Receive and coordinate payment of Fund expenses. Frequency: As often as necessary	X	X	Propose allocations of invoices among Funds and obtain authorized approval to process payment.	Approve invoices and allocations of payments. Send invoices to IBT in a timely manner.

Calculate periodic dividend rates to be declared in accordance with management guidelines. Frequency: According to dividend policy		X	Calculate amounts available for distribution. Coordinate review by management and/or auditors. Notify fund accounting, custody and transfer agent of authorized dividend rates in accordance with Board approved policy. (Report dividends to Board as required.) Deliver dividend rates via file to BGI ftp site.	Establish and maintain dividend and distribution policies. Approve distribution rates per share and aggregate amounts. Obtain Board approval when required.	C - Review dividend resolutions in conjunction with Board approval. A - Review and concur with proposed distributions

Function	Master	Feeder	Administrative Services to be provided by IBT	Barclays Global Investors	Administrative Services not to be provided by IBT
Review the Fund’s multi-class dividend calculation procedures. Calculate periodic dividend rates to be declared in accordance with management guidelines. Frequency: According to dividend policy		X	Calculate dividends in accordance with methodology for each class to ensure consistency with Rule 18f-3 and the Fund’s private letter ruling or published ruling. Calculate amounts available for distribution. Coordinate review by management and auditors. Notify custody and transfer agent of authorized dividend rates in accordance with Board approved policy. Report dividends to Board as required.	Review and approve dividend calculation methodologies for each class. Approve distribution rates per share and aggregate amounts. Obtain Board approval when required.	C/A - Review and approve dividend calculation methodology for each class of shares. Provide consultation as requested.

Calculate total return information on Funds as defined in the current Registration Statement. Frequency: Monthly		X	Provide SEC total return calculations via file to BGI ftp site.	Review total return information.

Calculate gross returns (SEC returns grossed up for expenses) Frequency: Monthly	X		Provide gross return calculations.	Review gross return information.

Prepare responses to major industry questionnaires. Frequency: As often as necessary	X	X	Prepare, coordinate as necessary, and submit responses to the appropriate agency.	Identify the services to which the Funds report. Provide information as requested.

Prepare Independent Trustee Form 1099-Misc. Frequency: Annually	X	X	N/A	Summarize amounts paid to directors/trustees during the calendar year. Prepare and mail Form 1099-Misc.

Function	Master	Feeder	Administrative Services to be provided by IBT	Barclays Global Investors	Administrative Services not to be provided by IBT
FINANCIAL REPORTING

Prepare financial information for presentation to Fund management and Board of Trustees. Frequency: Quarterly	X	X	Prepare selected portfolio and financial information for inclusion in Board material.	Review financial information.

Coordinate the annual audit and semi-annual preparation and printing of financial statements and notes with management, fund accounting and the Fund auditors. Frequency: Annually/semi-annually	X	X	Coordinate the creation of templates reflecting client-selected standardized appearance and text of financial statements and footnotes. Draft and manage production cycle. Coordinate with IBT fund accounting the electronic receipt of portfolio and general ledger information. Assist in resolution of accounting issues. Using templates, draft financial statements, coordinate auditor and management review, and clear comments. Coordinate printing of reports and EDGAR conversion with outside printer and filing with the SEC via EDGAR.	Provide past financial statements and other information required to create templates, including report style and graphics. Approve format and text as standard. Approve production cycle and assist in managing to the cycle. Coordinate review and approval by portfolio managers of portfolio listings to be included in financial statements. Prepare appropriate management letter and coordinate production of Management Discussion and Analysis. Review and approve entire report. Make appropriate representations in conjunction with audit.	A - Perform audit and issue opinion on annual financial statements. A/C - Review reports.

Function	Master	Feeder	Administrative Services to be provided by IBT	Barclays Global Investors	Administrative Services not to be provided by IBT
LEGAL

Prepare agenda and Board materials for quarterly Board meetings. Frequency: Quarterly	X	X	Maintain annual calendar of required quarterly and annual approvals. Prepare agenda, resolutions and other Board materials for quarterly Board meetings. Prepare supporting information and materials when necessary. Assemble, check and distribute books in advance of meeting. Attend Board and committee meetings and prepare minutes.	Review and approve board materials and board and committee meeting minutes.	C - Review agenda, resolutions, board material and board and committee meeting minutes. Ensure BOD material contains all required information that the BOD must review and/or approve to perform their duties as directors.

Prepare and file Form N-SAR. Frequency: Semi-annually	X	X	Prepare form for filing. Obtain any necessary supporting documents. File with SEC via EDGAR.	Provide appropriate responses. Review and authorize filing.	C - Review initial filing. A - Provide annual audit internal control letter to accompany the annual filing.

Prepare amendments to Registration Statement. Frequency: Annual update (includes updating financial highlights, expense tables, ratios)	X	X	Prepare and coordinate the filing of post-effective amendments. Coordinate with outside printers the Edgar conversion, filing with the SEC and printing of Registration Statement.	Review and approve.	C - Review and approve filings. A/C - Provide consents as appropriate.

Prepare Registration Statement supplements. Frequency: As often as required	X	X	Prepare Registration Statement supplements. File with the SEC via Edgar. Coordinate printing of supplements.	Review and approve.	C - Review and approve filings. A/C - Provide consents as appropriate.

Preparation and filing of 24f-2 Notice. Frequency: Annually		X	Accumulate capital stock information and draft Form 24f-2 Notice. File approved Form with SEC via Edgar.	Review and approve filing.	C - Approve 24f-2 Notice. A - Review informally when requested

Function	Master	Feeder	Administrative Services to be provided by IBT	Barclays Global Investors	Administrative Services not to be provided by IBT
Proxy Material/Shareholder Meetings Frequency: As needed	X	X	Prepare drafts of proxy material for review, file materials or coordinate filing with SEC and coordinate printing. Assist proxy solicitation firm and prepare scripts. Attend meeting and prepare minutes.	Review and approve proxy.	C - Review and approve proxy.

Assist in updating of fidelity bond insurance coverage. Frequency: Annually	X	X	Make annual filing of fidelity bond insurance material with the SEC.	Obtain required fidelity bond insurance coverage. Monitor level of fidelity bond insurance maintained in accordance with required coverage.

Respond to regulatory audits. Frequency: As needed (at least annually)	X	X	Compile and provide documentation pursuant to audit requests. Assist client in resolution of audit inquiries.	Coordinate with regulatory auditors to provide requested documentation and resolutions to inquiries.	C - Provide consultation as needed.

Maintain and preserve the “corporate” records of each Fund and each Master Portfolio. Frequencey: On-going	X	X	Maintain and preserve the “corporate” records of the Funds (Trust) and the Master Portfolios (Trust).

Function	Master	Feeder	Administrative Services to be provided by IBT	Barclays Global Investors	Administrative Services not to be provided by IBT
BLUE SKY

Maintain effective Blue Sky notification filings for states in which Fund management intends to solicit sales of Fund shares.		X

Maintain records of Fund sales for client designated states via PW Blue2 compliance system. File annual notification renewal documents and annual sales reports.

File amendments to increase dollar amounts authorized for sales by Funds, based upon client instruction.

File notifications to states for new funds and/or classes, mergers and liquidations. Provide periodic reports on state authorization amounts and sales amounts. Determine state filing requirements by using CCH Blue Sky Law Reporter, ICI memoranda and state securities commission directives (both written and oral).

				Identify states in which filings are to be made. Identify exempt transactions to transfer agent for appropriate exclusion from blue sky reporting.	C - Provide consultation as needed on Blue Sky issues. C - Provide consultation on product and institutional exemptions.

File amendments to Registration Statement with the applicable state securities commissions in coordination with SEC filing, if required. Frequency: Annual updates		X	File updated Registration Statements, supplements thereto, and annual reports to shareholders, if required, upon approval/authorization by client.	Inform IBT of filings prior to SEC filing.	C - Provide consultation as needed on Blue Sky filing issues.

Function	Master	Feeder	Administrative Services to be provided by IBT	Barclays Global Investors	Administrative Services not to be provided by IBT
TAX

Prepare income tax provisions. Frequency: Annually	X	X	Calculate investment company taxable income, net tax exempt interest, net capital gain and spillback dividend requirements. Identify book-tax accounting differences. Track required information relating to accounting differences.	Provide transaction information as requested. Identify Passive Foreign Investment Companies (PFICs). Approve tax accounting positions to be taken. Approve provisions.	A - Provide consultation as needed in establishing positions to be taken in tax treatment of particular issues. Perform review in conjunction with the year-end audit.

Calculate excise tax distributions Frequency: Annually	X	X

Calculate required distributions to avoid imposition of excise tax.

•   Calculate capital gain net income and foreign currency gain/loss through October 31.

•   Calculate ordinary income and distributions through a specified cut off date.

•   Project ordinary income from cut off date to December 31.

•   Ascertain dividend shares.

Identify book-tax accounting differences. Track required information relating to accounting differences.

Coordinate review by management and Fund auditors. Notify custody and transfer agent of authorized dividend rates in accordance with Board approved policy. Report dividends to Board as required.

				Provide transaction information as requested. Identify PFICs. Approve tax accounting positions to be taken. Review and approve all income and distribution calculations, including projected income and dividend shares. Approve distribution rates per share and aggregate amounts. Obtain Board approval when required.	A - Provide consultation as needed in establishing positions to be taken in tax treatment of particular issues. Review and concur with proposed distributions per share.

Function	Master	Feeder	Administrative Services to be provided by IBT	Barclays Global Investors	Administrative Services not to be provided by IBT
Prepare tax returns Frequency: Annually	X	X

Prepare excise and RIC tax returns.

Prepare partnership return for Master. Prepare excise and RIC returns for domestic Feeder. Report partners’ share of partnership income by preparing partners’ Schedules K-1. Review tax returns and coordinate signature thereof with a Fund officer.

				Review and sign tax return.	A - Review and sign tax return as preparer.

Prepare Form 1099 Frequency: Annually		X	Obtain yearly distribution information. Calculate 1099 reclasses and coordinate with transfer agent.	Review and approve information provided for Form 1099.

Prepare other year-end tax-related disclosures Frequency: Annually		X	Obtain yearly income distribution information. Calculate disclosures (i.e., dividend received deductions, foreign tax credits, tax-exempt income, income by jurisdiction) and coordinate with transfer agent.	Review and approve information provided.

Appendix D – Key Performance Indicators

	Service Category	Task	Criteria
1	Fund Accounting	Unit Value Accuracy	Achieve an accuracy rate of at least 99.8%.

2	Fund Accounting	Unit Value Delivery	Achieve a timeliness rate of SLA plus 1 hour at a rate of at least 98% for CTFs and SLA plus 2 hours at rate of 98% for iShares and MIPs.

3	Fund Accounting	Cash Projection Accuracy	Achieve an accuracy rate of at least 99.75% for CTFs and 99.7% for iShares and MIPs.

4	Fund Accounting	Cash Projection Delivery	Achieve a timeliness rate of SLA plus 1 hour at a rate of at least 99%.

5	TA	Distributions Delivery	Distributions will be processed into client’s accounts, by Payable Date + 2, with no more than 4 exceptions per month.

6	IT Services	SWIFT 535 and 950 messages and SEI Client Holdings and Transactions Report Delivery	Achieve a timeliness rate of SLA plus 3 hours with no more than 4 exceptions per month per message type.

7	Fund Accounting	Unit Settlement Delivery	Achieve a timeliness rate of SLA plus 2 hours with no more than 4 exceptions per month..

8	Fund Accounting	PRV Accuracy	Achieve an accuracy rate of at least 99.7%.

9	Corporate Actions	Corporate Actions Notification/Processing/ Posting for Vaulted Assets	Achieve SLA requirements for these activities at an accuracy rate of 99%.

10	TA	Trade Wires	Achieve a timeliness rate of SLA+1 hour at a rate of at least 99%.

11	TA	MIP Order Flow	Achieve a timeliness rate of SLA plus 2 hours at a rate of at least 99%.

12	Directed Loan Ops	Securities Loan Movements	Settlement percentage of 99%.